Exhibit 99.2
Extension of the Agenda
After convention of our Ordinary General Meeting for Thursday, May 29, 2008, in Frankfurt am Main (publication in the electronic Federal Gazette dated March 28, 2008), Professor Dr. Ekkehard Wenger and Professor Dr. Leonhard Knoll, Mainbernheim, have requested, in accordance with §§122 (2), 124 (1) German Stock Corporation Act, that further items be announced for resolution by the General Meeting.
The following items are therefore added to the Agenda:
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// INSTRUCTION TO THE MANAGEMENT BOARD TO MAKE ALL PREPARATIONS TO SPIN OFF INVESTMENT BANKING BUSINESS WITHIN TWO YEARS
It is proposed that the following resolution be adopted:
The Management Board is instructed by the General Meeting to take all actions and make all preparations needed to ensure that the spin-off of investment banking business can be submitted for resolution as far as possible at the next General Meeting, but no later than at the next General Meeting but one.
Reasons: Investment banks do not differ substantially from football clubs. Ultimately, everything is distributed to the players and nothing is left for the club. Multi-billion bonuses for the (supposed) top people in good years correspond to years in which bubbles burst and shareholders are left sitting on losses. Judging by the statistical average, investment banking is not a business model that can be conducted successfully in the long term by listed joint stock corporations. Not even Deutsche Bank, which at the moment sees itself as above the statistical average, can offer its shareholders a performance over the last ten years that can come anywhere near matching that of German Treasury bonds. At the time of the General Meeting in 1998, the share was quoting at €81. At the time of the convention of the General Meeting 2008, the share price was much lower, and the dividends paid since 1998 add up to just 22 per cent of the price in 1998. The annual return for shareholders would therefore, even assuming a price of €81 is reached by the date of the General Meeting in 2008, amount to only about 2 per cent. Compared with a risk-free alternative investment, value has therefore been destroyed on a substantial scale in the past ten years. “As chance would have it,” the last ten years have been characterized by an explosion in compensation in the investment banking field. Banks that stayed clear of this business and kept their risks under control generated substantial added value for their shareholders over this period. In a long-term statistical average, it would appear that every investment banker who goes is a gain for the bank he leaves. It’s time to act. The investment banking gurus should be urged to buy the investment banking business and conduct it for their own account. At listed joint stock corporations, there should be an end to multi-million salaries, which in the long run leave no scope for an appropriate return on shareholders’ equity.
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// AMENDMENT TO THE ARTICLES OF ASSOCIATION — RESTRICTION ON RISKY BUSINESS IN THE U.S.A.
It is proposed to the General Meeting that the following resolution be adopted:
The following sub-para. 3 is added to §2 of the Articles of Association:
"(3) The company grants no loans to borrowers whose domicile or group management is situated in the United States of America, unless against collateral which can easily be liquidated in the Eurozone. Excepted from this are loans to companies whose group management is domiciled in the Eurozone, in so far as recourse is also possible to the parent company. The purchase of bonds or other securitized debt instruments or derivatives based on such instruments is equivalent to lending. Loans which are already extended or firmly committed on May 29, 2008, and which may not be granted pursuant to sentence 1, must be terminated at the next possible date subject to compliance with contractual obligations; in so far as termination is legally possible before May 29, 2010, the termination may be postponed until this date in the interest of the orderly settlement of the credit relationship.”
Reasons: The U.S.A. is the country of crisis, unsound economic activity and pathological overcompensation of fair weather captains. The American banking system has never been reliable. Just 20 years after the “savings and loan crisis”, in which a three-digit billion amount went up in smoke, the U.S. financial scene is again confronted with a catastrophe. Be that as it may, German companies in particular allow themselves to be tempted by U.S.-style Potemkin villages to engage in risky business. In this respect, the company itself is a prime example of this when it advised and voted into existence the multi-billion débacle of DaimlerChrysler AG, in which it once had a substantial shareholding — with the result of a massively devalued holding. The company should launch a -de-Americanization process without delay before it becomes even more deeply embroiled in the U.S. mess. This is true, despite the fact that it appears to be less affected by the U.S. financial crisis at the moment than several of its competitors. The situation may be totally different in the next crisis. This is especially true as the company’s management already has difficulty keeping its risks under control. At the General Meeting 2007, the Management Board Chairman was still saying, according to a transcript: “We have first-class and efficient risk management systems which we are continuously refining. The crisis in the North American market for subordinated real estate loans has therefore not affected us.” In the meantime, the risk management systems seem to have been refined to such an extent that it has been possible to.detect potential write-downs amounting to several billions. The result is a share price which is lower than it was ten years ago and a share performance which is far behind German Treasury bonds. Compared with that, many small banks, which were forbidden from gambling on U.S. markets by a regulation in their articles of association, have demonstrably created substantial added value for their shareholders in the last ten years. But as non-Americanized banks, they didn’t have to pay their managers millions in salaries.
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// AMENDMENT TO THE ARTICLES OF ASSOCIATION — RESTRICTION ON THE NUMBER OF ADDITIONAL MANDATES FOR REPRESENTATIVES OF THE SHAREHOLDERS ON THE SUPERVISORY BOARD
It is proposed to the General Meeting that the following resolution be adopted:
The following subpara. 5 is added to §9 of the Articles of Association:
"(5) Anyone who is a member of the management board of a DAX 30 company or has more than two supervisory board mandates at DAX 30 companies is not eligible for election as a shareholder representative on the Supervisory Board. The chair of the supervisory board of a DAX 30 company is counted twice against the maximum number of mandates. This also applies to the chair of the company’s Supervisory Board.”
Reasons: The supervision of the Management Board of the company requires a work input which is not feasible if the burden from other mandates becomes excessive. Furthermore, there is a risk that a small circle of persons who do not wish to threaten their network of personal relationships may conclude a non-aggression pact. The Supervisory Board Chairman of Deutsche Bank, who is meanwhile also in office as member of the supervisory board at Daimler, was still disagreeing in public in 2006 that the proponents of many years of mismanagement at the top of the DAX company DaimlerChrysler should be called “long-term failures”. This culture of covering up poor performance proved extremely damaging to the company and to the German stock market as a whole. It is also proving increasingly to be a risk to the credibility of the market system. Million-strong compensation for unspeakable mismanagement is being interpreted to an increasing extent as a sign of the moral decay of the (alleged) business élite, with the links between Deutsche Bank and Daimler often being quoted as a particularly striking example. The March issue of Manager-Magazin, which talks about “greed and its consequences”, makes the following remarks: “It’s not a question of envy ... The point is that performance and compensation have grown apart in the case of many managers, that a value destroyer such as Jürgen Schrempp, former head of Daimler, was able to rake in millions from share options after leaving the company.” This was only possible with assistance from Deutsche Bank. Things like this must be avoided in future.
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// AMENDMENT TO THE ARTICLES OF ASSOCIATION — SEPARATE COUNTING OF VOTES CAST BY DIFFERENT SHAREHOLDER GROUPS
It is proposed to the General Meeting that the following resolution be adopted:
The following sub-para. 3 is added to §19 of the Articles of Association:
"(3) If requested by shareholders representing shares with a proportionate amount of share capital of at least €500,000, the voting on individual items on the agenda shall take place in such a way that at first only private individuals who are not represented by proxies according to §125 (1) sentence 1 German Stock Corporation Act cast their votes. When the result of their voting has been announced, the associations of shareholders according to §125 (1) sentence 1 cast the votes they represent, but do not have to cast votes for which they were issued with instructions (“separate votes”). After the result of this voting has also been announced, all other votes, including the separate votes, are cast and counted. The overall result is then announced. The application for separate counting must be sent to the company no later than seven days after announcement of the respective Agenda items in the electronic Federal Gazette, with evidence of ownership of the requisite shareholding.”
Reasons: Institutional investors and depositary banks with proxy voting rights are often subject to massive conflicts of interest, when casting their votes, which are connected with the fact that they maintain other business relationships with the company which are more important to them than objective voting. There is no other way to explain why institutional investors and depositary banks have condoned the notorious compensation excesses at practically all big banks, despite the generally modest, and in some cases even miserable, development of the prices of big bank shares. To bring out these conflicts of interest more clearly, it should be possible, subject to petition by a qualified minority, to count those votes first of all which are burdened by no or only minor conflicts of interest. In this way, the institutional investors and depositary banks should be exposed to stronger compulsion to justify their at times scandalous voting behaviour. Anyone voting against the majority of private persons and against the majority of shareholder protection associations should have to reckon with his behaviour being appraised in a liability, regulatory and criminal-law perspective if he can provide no convincing reasons for it. This is the only way to prevent institutional investors from continuing to condone, through their irresponsible voting behaviour, the “money for nothing” enrichment of non-performing Group Management Board members and in this way encouraging a process of moral decay which is undermining the credibility of the market system.
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// AMENDMENT TO THE ARTICLES OF ASSOCIATION — PRODUCTION OF WORD-FOR-WORD MINUTES (TRANSCRIPTIONS) OF PROCEEDINGS AT THE GENERAL MEETING
It is proposed to the General Meeting that the following resolution be adopted:
The following sub-para. 4 is added to §19 of the Articles of Association:
"(4) Production of word-for-word minutes (transcriptions) of proceedings at the General Meeting
Transcriptions of the proceedings at the General Meeting shall be produced. To ensure that they are correct, a tape or video recording shall be produced which may only be interrupted during contributions from shareholders who request such interruption. The shareholders must be informed of this right. At least two technically independent machines shall be used for the recording, so that the course of the deliberations can be documented even if one machine breaks down. All recordings produced must be stored for at least five years.”
Reasons: Shareholders must be given the possibility, for the event of civil-law litigation or criminal investigations, of providing exact evidence of their own statements and those of management. This possibility existed in former times when management always arranged for production of transcriptions, without being obliged to do so. This good custom was temporarily suspended for no clear reasons. Management may possibly want to prevent itself from being held to its statements during the General Meeting. If it wishes to refute this suspicion, it should re-introduce what used to be standard practice. This is particularly true in so far as the company has again had word-for-word minutes taken at the last three General Meetings, although “generally speaking ... it does not consider the production of transcriptions to make any sense.” The reason for deviating from what is “generally speaking” considered to make sense are the Kirch trials. According to a statement by the Legal Department (Professor Dr. Marsch-Barner), the minutes, which were specifically considered necessary from 2005, are “intended to create a sound basis of evidence for these trials.” It appears odd that management arranges for minutes to be taken where it wants to have a “sound basis of evidence”, but deliberately refuses to give the shareholder a sound basis of evidence. To explain this strange contradiction, the Legal Department argues that the production of transcribed minutes would “undermine the oral nature of the General Meeting, which thrives on the spontaneous exchange of ideas.” It may be said in response to this that the shareholder is not interested in ideas that occur spontaneously to management, but in ensuring that management does not give any incorrect, incomplete or misleading information. To reduce the probability of such inadequacies, management should be prepared to accept that it can be made accountable, if necessary, for any incorrect information it provides. For these reasons, transcribed minutes are indispensable. There is no reason why the Management Board should be allowed to make statements to shareholders which they are deliberately prevented from checking afterwards.
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// PROPOSAL FOR RESOLUTION ON THE PERFORMANCE OF A SPECIAL AUDIT PURSUANT TO §142 (1) GERMAN STOCK CORPORATION ACT TO INVESTIGATE THE QUESTION OF WHETHER MANAGEMENT BODIES OF THE COMPANY INFRINGED THEIR DUTIES OF CARE WHEN, IN SPRING 2003, CLOSE TO THE LOWEST POINT REACHED ON THE STOCK MARKET FOR SEVERAL YEARS, 14.6 MILLION OPTIONS WITH AN EXERCISE PRICE OF ONLY €47.53 PER SHARE WERE ISSUED TO SELECTED EXECUTIVES OF THE COMPANY
Attorney-at-law Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, is to be appointed special auditor, subject to the reservation that, if necessary, she may use the services of ancillary staff of her choice to perform the audit.
Reasons: It is not clear how a decision-maker who observes his duties of care could hit upon the idea of issuing options with a correspondingly low issue price just at a time when share prices have more or less collapsed owing to temporary market disturbances instead of waiting until the situation on the stock market has normalized again. Management has meanwhile been able to exercise with a high profit the options issued in 2003 without any performance visible to shareholders, because the share price at the time of the convention of the General Meeting 2008 was still below its value at the time of the General Meeting 1998. Clarity must be obtained as to why it was made easy for executives to get rich in this way at the expense of shareholders.
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// APPLICATION FOR RESOLUTION ON THE PERFORMANCE OF A SPECIAL AUDIT PURSUANT TO §142 (1) GERMAN STOCK CORPORATION ACT TO INVESTIGATE THE QUESTION OF WHETHER MANAGEMENT BODIES OF THE COMPANY INFRINGED THEIR DUTIES OF CARE OR COMMITTED ACTIONS IN BREACH OF TRUST FOR PERSONAL REASONS IN THE MANAGEMENT OF THE SHAREHOLDING IN DAIMLER AG (FORMERLY DAIMLERCHRYSLER AG)
The matters for investigation are:
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what are the main reasons for Mr. Schrempp and Mr. Kopper remaining for years undisturbed by Deutsche Bank at the top of DaimlerChrysler AG, although the shareholding in DaimlerChrysler AG suffered considerable falls in value as a result of the actions of these two gentlemen,
—
why did the company’s key decision-makers not take action to remove Hilmar Kopper as supervisory board chairman at DaimlerChrysler AG when Kopper, in his unspeakable article entitled “Crusaders of Corporate Governance”, published in the Frankfurter Allgemeine Zeitung on May 22, 2004, gave such despicable testimony of his competence as shareholder representative on the supervisory board that even the managers of mutual funds related to Deutsche Bank saw reason to protest,
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why, after the announcement of Jürgen Schrempp’s retirement as management board chairman at DaimlerChrysler AG, was a value-increasing change of strategy not called for at last, instead of which Daimler shares were sold at a price far below what would have been obtainable after a strategy change,
—
why did the company’s key management bodies make no effort to contest the inappropriately high compensation paid to Jürgen Schrempp, who had been unsuccessful for many years.
Attorney-at-law Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, is to be appointed special auditor, subject to the reservation that, if necessary, she may use the services of ancillary staff of her choice to perform the audit.
Reasons: The toleration of many years of mismanagement at DaimlerChrysler by Deutsche Bank as major shareholder is by far the most expensive and gloomiest episode that the German corporate governance scene has to offer. In this respect, the excuse often used at past general meetings that Deutsche Bank was only one shareholder among many at DaimlerChrysler, and that its influence was therefore limited, doesn’t pull any weight. In 2005, when it had already reduced its shareholding substantially, the application made at the Daimler general meeting for a special audit to pursue claims against Jürgen Schrempp still failed, simply because Deutsche Bank refused to support it. It may therefore be assumed that Deutsche Bank could have exercised decisive influence on DaimlerChrysler AG if it had only tried. In fact, it took the path of least resistance. Not even after the announcement of Jürgen Schrempp’s resignation in July 2005 was it prepared to enforce a change of strategy, which would have immediately created substantial value — visible in the price reaction two years later, when Daimler announced that it was at last separating from Chrysler. Instead, Deutsche Bank made do in July 2005 with realizing a modest price gain for roughly half of the Daimler package it still held at that time, a price gain that was linked with the capital market’s delight at Schrempp’s departure. In the annual report for 2005, it says that the “favourable market conditions had been used” to reduce the Daimler shareholding at prices of at that time roughly €40 per Daimler share! The funds released were then used to repurchase own shares — at an average price of €80.40 per Deutsche Bank share (annual report 2005, page 23)! Here, billions were wasted again — presumably because, in personal deference to Hilmar Kopper who was still on the Daimler supervisory board, people were afraid of exerting pressure to obtain an immediate change of strategy. This appears all the more plausible as the relationship with Jürgen Schrempp was clearly more than just considerate; at the General -Meeting 2006, -Management Board Chairman Josef Ackermann

emphasized explicitly in response to a direct question: “I have always supported Mr. Schrempp.” Just how expensive this patience with Mr. Schrempp and Mr. Kopper was became apparent when in spring 2007 the basis was finally laid for a separation from Chrysler. The Daimler share price rose to €77 in just a short time, and even in the present crisis is still roughly 35 per cent above the price at which Deutsche Bank sold in 2005 — while its own shares, repurchased at that time, could have been bought in the past few weeks at well below the average price paid in 2005. From the point of view of a rational businessman, it is simply beyond comprehension why the responsible decision-makers at Deutsche Bank did not take the necessary measures at the right time to liquidate the Daimler shareholding more efficiently.
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// APPLICATION FOR RESOLUTION ON THE PERFORMANCE OF A SPECIAL AUDIT PURSUANT TO §142 (1) GERMAN STOCK CORPORATION ACT TO INVESTIGATE THE QUESTION OF WHETHER IN THE YEARS 2003 TO 2007, IN BREACH OF DUTIES OF CARE, BONUSES WERE PAID TO EMPLOYEES AND EXECUTIVES WHICH, SUBJECT TO CAREFUL CONSIDERATION OF THE LEGAL RISKS ARISING OUT OF THE TRANSACTIONS FOR WHICH THE BONUSES WERE PAID, SHOULD NOT HAVE BEEN GRANTED OR, IF AT ALL, ONLY WITH A CLAUSE ALLOWING THEM TO BE CALLED BACK
The matters for investigation are:
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whether inappropriate bonuses were paid for the origination of interest swap transactions with German local authorities which have meanwhile led in some cases to court decisions disadvantageous to Deutsche Bank,
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whether inappropriate bonuses were paid for transactions with IKB which led to substantial losses there and which, according to press reports, could give rise to claims for compensation,
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whether IKB shares were sold short in knowledge of the business relations with IKB and the resulting profits were taken as an occasion to pay inappropriate bonuses,
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whether inappropriate bonuses were paid for transactions with subprime risks, where there is a threat of suits for damages from buyers or investigations by the U.S. courts or the U.S. stock market regulator.
Attorney-at-law Nicola Monissen, Klosterstrasse 4, 89143 Blaubeuren, is to be appointed special auditor, subject to the reservation that, if necessary, she may use the services of ancillary staff of her choice to perform the audit.
Reasons: It may be assumed that the company has earned money with transactions which are in some cases difficult to understand and harbour substantial legal risks. Recently publicized litigations with German local authorities, which have led to court judgements in some cases disadvantageous to Deutsche Bank, are only one example. In the U.S.A., investigations are reported to be in progress at the present time against banks which are thought to have sold subprime risks to their customers when they themselves had already changed sides in the market and are thought to have been speculating on the collapse of the subprime market. It is believed that Deutsche Bank could possibly become the target of investigations in this respect. Finally, there is open speculation in the press that substantial losses at IKB result from transactions concluded with Deutsche Bank. Possible claims for compensation on the part of IKB are the object of press reports, because there is thought to have been a close service relationship between IKB and Deutsche Bank. Since it may be assumed, especially in investment banking, that the revenue from profitable transactions has been distributed to a large extent among the employees involved (football club syndrome!), there is a suspicion that enrichment took place at the expense of the company, which must now bear the legal risks. It must be examined whether actions to protect the interests of the company were omitted in breach of the duty of care.
We will recommend that the proposals for resolution on Items 12 to 16 be rejected. Proposals for the appointment of auditors fall within the exclusive functional competence of the Supervisory Board. The Supervisory Board has resolved to recommend to the Annual General Meeting that the proposals for resolution on items 12 to19 be rejected.
Frankfurt am Main, April 2008
The Management Board